UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SPOT MOBILE INTERNATIONAL LTD.

(Name of issuer)

Common Stock, $0.001 par value per share

(Title of class of securities)

753400100

(CUSIP number)

BLACKBIRD CORPORATION

300 71st STREET, SUITE 500

MIAMI BEACH, FLORIDA 33141

Telephone: 305-993-6700

(Name, address and telephone number of person authorized to receive notices and communications)

JUNE 7, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐.

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 753400100
1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BLACKBIRD CORPORATION TIN: 20-5950734
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):
6	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power None
	9	Sole dispositive power None
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) None
14	Type of reporting person CO

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 4, 2010 (the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The Schedule 13D is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended to state that the Reporting Person does not own any Common Stock of the Company.

Item 5(b) is hereby amended to state, as follows: “Not applicable.”

Item 5(c) is hereby amended to state that on June 7, 2010, the Company’s shareholders approved the Company’s amended and restated certificate of incorporation which includes the following amendments: (i) an amendment to change the Company’s corporate name to Spot Mobile International Ltd.; (ii) an amendment to increase the number of authorized shares of the Company’s Common Stock available for issuance from 175,000,000 to 1,000,000,000 and to increase the number of authorized shares of the Company’s preferred stock available for issuance from 10,000,000 to 100,000,000; and (iii) a restatement of the Company’s certificate of incorporation to incorporate all prior amendments, including those mentioned above. In this respect, effective June 7, 2010, the Company filed its amended and restated certificate of incorporation with the Secretary of State of Delaware. Upon the filing of the amended and restated certificate of incorporation, all of the outstanding shares of the Company’s Series A Convertible Preferred Stock were automatically converted into 520,000,000 shares of the Company’s Common Stock. On June 7, 2010, Blackbird distributed the 520,000,000 shares of Common Stock to its existing shareholders, on a pro rata basis. As a result of such distribution, Blackbird no longer owns any Common Stock of the Company.

Item 5(e) is hereby amended to state that the Reporting Person ceased to be the beneficial owner of 80% of the outstanding Common Stock of the Company on June 7, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKBIRD CORPORATION

Dated: June 17, 2010	By:	/s/ Charles J. Zwebner
Charles J. Zwebner
President